UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

Alcentra Capital Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

01374T102

(CUSIP Number)

The Bank of New York Mellon Corporation 240 Greenwich Street New York, New York 10286

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 16, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01374T102	SCHEDULE 13D	Page 1 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THE BANK OF NEW YORK MELLON CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 676,522
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 682,521

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 682,521
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.03%
14	TYPE OF REPORTING PERSON CO; HC

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to the shares of common stock, par value $0.001 per share, of Alcentra Capital Corporation, a Maryland corporation (the “Issuer”), beneficially owned by the reporting person named herein (the “Reporting Person). The principal executive offices of the Issuer are located at 200 Park Avenue, 7th Floor, New York, New York 10166.

Item 2.	Identity and Background

(a) – (c) The Bank of New York Mellon Corporation is a Delaware corporation. Its principal business is divided into two principal segments, investment management and investment services. The address of the principal office of The Bank of New York Mellon Corporation is 240 Greenwich Street, New York, New York 10286.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

Certain information with respect to the directors and executive officers of the Reporting Person is set forth in Exhibit 99.1 attached hereto, including each director’s and each executive officer’s business address, present principal occupation or employment, citizenship and other information.

Item 3.	Source and Amount of Funds or Other Consideration

In connection with its initial public offering, the Issuer entered into an asset purchase agreement, dated as of May 8, 2014 by and among the Issuer, BNY Mellon-Alcentra Mezzanine III, L.P. and Alcentra NY, LLC (the “Purchase Agreement”), whereby the Issuer agreed to acquire a portfolio consisting of $155.8 million in debt and equity investments from BNY Mellon-Alcentra Mezzanine III, L.P. for approximately $64.3 million in cash and 6,100,000 shares of the Issuer’s common stock at the initial public offering price of $15.00 per share, or an aggregate amount of $91.5 million. By virtue of holding limited partner interests in BNY Mellon-Alcentra Mezzanine III, L.P., advisory clients of BNY Mellon, National Association acquired 1,516,235 shares of the Issuer’s common stock. Since the Issuer’s initial public offering, these advisory clients have been net sellers of shares of the Issuer’s common stock and, as of July 11, 2018, BNY Mellon National Association held 235,683 shares of the Issuer’s common stock on behalf of them.

Between December 23, 2014 and February 26, 2015, Clareant Global Credit Alternatives Fund purchased 275,157 shares of the Issuer’s common stock on the open market for an aggregate purchase price of $3,614,889.56.

Between May 21, 2018 and July 6, 2018, Alcentra Limited purchased 171,681 shares of the Issuer’s common stock on the open market on behalf of an advisory client for an aggregate purchase price of $1,152,650.23.

Clareant Global Credit Alternatives Fund is managed by Alcentra NY, LLC. Alcentra NY, LLC also serves as the investment adviser/manager to the Issuer and BNY Mellon-Alcentra Mezzanine III, L.P.

BNY Mellon, National Association is directly owned by The Bank of New York Mellon Corporation. Alcentra Limited and Alcentra NY, LLC are each indirectly owned by The Bank of New York Mellon Corporation.

Item 4.	Purpose of Transaction

See Item 3 above.

With the belief that the shares of the Issuer’s common stock are consistent with the investment objective of its advisory client, Alcentra Limited entered into a purchase plan to purchase the Issuer’s shares of common stock on behalf of its client on the open market in compliance with the applicable requirements of Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934 (the “Purchase Program”).

Except with respect to additional purchases pursuant to the Purchase Program and successor plans, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The percentages set forth below and on page 1 above were calculated based on 13,560,553 shares of the Issuer’s common stock outstanding as of July 11, 2018;

(a) The Bank of New York Mellon Corporation may be deemed to beneficially own 682,521, or 5.03%, of the Issuer’s outstanding shares of common stock.

(b) The Bank of New York Mellon Corporation shares voting power with respect to 676,522 of the Issuer’s shares of common stock beneficially owned by Alcentra Limited, Alcentra NY, LLC, Clareant Global Credit Alternatives Fund and BNY Mellon, National Association and shares dispositive power with respect to 682,521 of the Issuer’s shares of common stock beneficially owned by them.

(c) Below please find information for all transactions involving shares of the Issuer’s common stock effected in the last sixty days by advisory clients of certain affiliates of the Reporting Person:

(i) Certain clients of BNY Mellon, National Association have engaged in transactions whereby the shares of the Issuer’s common stock previously held on their behalf in a wealth management account were transferred, sold, or otherwise disposed of by them.

(ii) An advisory client of Alcentra Limited has purchased a total of 171,681 of the Issuer’s shares of common stock which are reported as beneficially owned by The Bank of New York Mellon Corporation. Please see the chart below for certain information relating to shares purchased in connection with each acquisition made over the past 60 days. All such acquisitions were made in the open market.

Transaction Date	No. of Shares Bought	Weighted Average Price Per Share
5/21/2018	16,691	7.0327
5/23/2018	5,000	6.5800
5/24/2018	7,600	6.4893
5/25/2018	16,692	6.6434
6/4/2018	18,625	6.7368
6/5/2018	11,115	6.7326
6/6/2018	7,500	6.6800
6/7/2018	17,128	6.7481
6/8/2018	5,122	6.7129
6/18/2018	4,193	6.7400
6/19/2018	544	6.7276
6/20/2018	7,240	6.9017
6/21/2018	10,747	6.8493
6/22/2018	10,747	6.6987
7/2/2018	10,571	6.5058
7/3/2018	8,661	6.6202
7/5/2018	7,610	6.5539
7/6/2018	5,895	6.4990

Totals:	171,681	6.7139

(d) No person (other than the Reporting Person and the clients of certain of its affiliates) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s shares of common stock reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respects to Securities of the Issuer

The information contained in Items 4 and 5 are incorporated herein by reference. Other than as described elsewhere in this Statement, the Reporting Person and its affiliates do not have any understandings, arrangements, relationships or contracts relating to the Issuer’s shares of common stock which are required to be described hereunder.

Item 7.	Materials to be Filed as Exhibits

Exhibit
Number	Description of Exhibit

Exhibit 1	Form of Asset Purchase Agreement by and between the Issuer and BNY Mellon-Alcentra Mezzanine III, L.P. and Alcentra NY, LLC (incorporated by reference to Exhibit (k)(4) to pre-effective amendment no. 4 to the Issuer’s Registration Statement on Form N-2 (File No. 333-194521) filed on May 8, 2014).

Exhibit 99.1	Directors and Executive Officers of the Reporting Person

Exhibit 99.2	Power of Attorney for The Bank of New York Mellon Corporation

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2018

THE BANK OF NEW YORK MELLON CORPORATION

By:  /s/ Ivan Arias

        Ivan Arias

        Attorney-in-Fact